Exhibit 99.3

November 2025 Find, mine and deliver the planet's most important and essential minerals that enable the world and humankind to create, innovate, and prosper. Third Quarter 2025 Financial Results Presentation November 5, 2025

NASDAQ: AUGO| B3:AURA33 www.auraminerals.com 2 Forward - Looking Information This presentation contains “forward - looking information” and “forward - looking statements”, as defined in applicable securities laws (collectively, “forward - looking statements”) including the Private Securities Litigation Reform Act of 1995 which include, but are not limited to, statements with respect to the activities, events or developments that we expect or anticipate will or may occur in the future, including our guidance and targets . Known and unknown risks, uncertainties and other factors, many of which are beyond our ability to predict or control, could cause actual results to differ materially from those contained in the forward - looking statements . Non - IFRS Financial Measures Set out below are reconciliations for certain non - GAAP financial measures (including non - GAAP ratios) utilized by the Company in this Earnings Release : Adjusted EBITDA ; Adjusted net Income, cash operating costs per gold equivalent ounce sold ; AISCs ; Net Debt ; and Adjusted EBITDA Margin, which are non - GAAP financial measures . These non - GAAP measures do not have any standardized meaning within IFRS and therefore may not be comparable to similar measures presented by other companies . The Company believes that these measures provide investors with additional information which is useful in evaluating the Company’s performance and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS . Technical Information The technical information in this presentation has been approved and verified by Farshid Ghazanfari, P . Geo . , who is the Qualified Person as that term is defined under NI 43 - 101 and S - K 1300 for Aura . Readers are further cautioned that mineral resources that are not mineral reserves do not have demonstrated economic viability . All technical information relating to Aura’s properties and the Company’s mineral reserves and resources is available on SEDAR at www . sedar . com and EDGAR on www . sec . gov . Readers are also advised to refer to the latest annual information form and technical reports of the Company as well as other continuous disclosure documents filed by the Company available at www . sedar . com and www . sec . gov .

Third Quarter 2025 Results Operational Performance and Highlights

NASDAQ: AUGO | B3:AURA33 www.auraminerals.com he Executive Summary – Q3 2025 Highlights 4 • Q 3 2025 production totaled 74 k GEO, record high at constant prices and + 16 % when compared to Q 2 2025 at current prices, and in line with our expectations . No change on guidance . • Another record high Adjusted EBITDA of US $ 152 million in Q 3 2025 (gold price $ 3 , 473 /Oz), the fifth consecutive quarterly record reported by Aura, driven by higher production, costs under controls and more favorable gold prices . In the LTM, Adjusted EBITDA reached US $ 419 million , with an average gold market price of $ 3 , 068 /Oz . • AISC in the quarter reached US $ 1 , 396 /GEO, a decrease of 4 % when compared to Q 2 2025 (US $ 1 , 449 /GEO), in line with the Company’s expectations, benefiting from a strong performance from our two newest mines : Almas (US $ 1 , 118 /GEO) and now Borborema , (US $ 1 , 237 /GEO) which is expected to have a lower AISC profile than our average . • Net Profit US $ 6 million , - non - cash losses related to the MTM of gold collars (US $ 75 million) . Excluding the non - cash losses, Adjusted Net Income was positive at US $ 69 million . • Acquisition of Mineração Serra Grande (“MSG”), announced in June 2025 , progressing . The transaction remains on track for completion in Q 4 2025 . • Dividends of US $ 0 . 48 per share and US $ 0 . 16 per BDR based on Q 3 2025 results, resulting in a dividend yield of 7 . 4 % in the LTM . • Additional events : o Borborema : Production totaled 10 , 219 GEO, with commercial production started on September 23 , 2025 , again On Time, On Budget and with no LTI . o Important consolidation on Daily Traded Volume : September ADTV US $ 21 . 4 M and October ADTV close to US $ 30 M o Focus to consolidate listing in Nasdaq, delisted from TSX .

Advancing Safety Culture: Another quarter with no LTI across all Aura’s operations and projects Safety of our Employees Stability of our Structures During Q 3 2025 , the Company maintained a consistent safety performance, with no Lost Time Incidents (LTIs) recorded across all operations and projects . Aura has now achieved 15 consecutive months without an LTI and has recorded only one case since 2023 , even while expanding its activities, including the construction of the Borborema . At Borborema , our newest operational unit, the team has maintained strong safety results, surpassing 1 , 000 days without an LTI, from the beginning of the project through the start of commercial production . This achievement highlights the deep sense of commitment and accountability among our teams, which continues to support safe and reliable performance both at the site and across the Company . During the quarter, Aura’s dams, waste dumps and heap leach pads that are currently in operation or that are on care and maintenance were all satisfactorily stable and comply with all current legislation . In September 2025 , Aura Minerals' tailings dams in operation in Brazil received the Declaration of Stability Condition, issued by an independent external consultant and was filed with the ANM in accordance with the country's legal requirement . Independent external consultants ( Geoconsultoria and GeoSafe ) carried out monthly assessments of the stability and safety conditions of all Aura's geotechnical structures in operation , and all currently have satisfactory stability conditions .

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Q3 2025 production reached 74k, on track to achieve 2025 Production Guidance

Quarterly Production
000 GEO[1,2]


LTM
234
236
251
266
269
267
259
259
265
65
69
68
64
68
66
60
64
74
Q3 2023
Q4 2023
Q1 2024
Q2 2024
Q3 2024
Q4 2024
Q1 2025
Q2 2025
Q3 2025

Quarterly Production by Business Unit
000 GEO[1,2]


Borborema
Almas
Minosa
Apoena
Aranzazu
60
64
74
3
10
13
13
15
18
18
18
9
8
9
20
22
22
Q1 2025
Q2 2025
Q3 2025

Aranzazu[3]: Production is in line when compared to Q2 2025 and 4% higher when compared to the Q3 2024, also due to higher grades of copper and silver.

Apoena: Production was 13% higher than Q2 2025, driven by higher recovery rates of 95%. Compared with Q3 2024, production increased 15%, primarily because of higher recovery rates and higher processed tonnage feed.

Minosa: in line when compared to the previous quarter, resulting from higher grades processed during the quarter and higher recovery rate,. Compared to Q3 2024, production decreased by 13%, due to lower stacking in Q3 2025 compared to Q3 2024 due to higher rainfall in Q3 2025.

Almas: 17% higher than Q2 2025 (12,917 GEO), driven by higher ore processed volumes, reflecting the results of the plant expansion, and better grades due to mine sequencing. Production was in line when compared to Q3 2024.

Borborema: Production totaled 10,219 GEO as the first full quarter of production, reflecting progress along the ramp-up curve.

1. Gold equivalent ounces, or GEO, is calculated by converting the production of silver and copper into gold using a ratio between the prices of these metals and gold. The prices used to calculate it at such proportions are based on the weighted average price of each of the metals obtained from sales at the Aranzazu Complex during the relevant periods.
2. It is a non-IFRS measure. See applicable reconciliation to IFRS in our earnings release report accompanying our financial statements filed on on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov
3. At constant prices. "Constant Price" is a method of converting our copper, silver and molybdenum production or sales volume into GEO based on fixed metal prices. For more details access the Earnings Releases on https://www.auraminerals.com/en/investors/results-center/

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Q3 2025 AISC


AISC ex-Apoena $1,340
AISC at constant prices Q3 24: $1,324
AISC[1]
US$/GEO[2]
1,438
1,311
1,287
1,328
1,292
1,372
1,461
1,449
1,396
Q3 2023
Q4 2023
Q1 2024
Q2 2024
Q3 2024
Q4 2024
Q1 2025
Q2 2025
Q3 2025

1. This refers to All In Sustaining cash operating costs per gold equivalent ounce produced. It is a non-IFRS measure. See applicable reconciliation to IFRS in our earning release report accompanying our financial statements filed from time to time on Sedar+ at www.sedarplus.cam and EDGAR at www.sec.gov
2. Gold equivalent ounces, or GEO, is calculated by converting the production of silver and copper into gold using a ratio between the prices of these metals and gold. The prices used to calculate it at such proportions are based on the weighted average price of each of the metals obtained from sales at the Aranzazu Complex during the relevant period.

- **Almas:** AISC of US$1,128/GEO in Q3 2025, down 5% from Q3 2024, supported by improved operational performance and reduced CAPEX. Compared to Q2 2025, AISC decreased 17%, due to higher production, lower CAPEX and G&A expenses.
- **Aranzazu:** AISC was US$1,511 in the quarter, consistent with Q2 2025 but up 13% from Q3 2024, primarily due to variations in metal prices. At constant Q3 2024 metal prices, AISC was US$1,273/GEO.
- **Minosa:** AISC was US$1,372/GEO, up 6% from Q2 2025 and 26% from Q3 2024, primarily due to higher Capital Expenditures (CAPEX).
- **Apoena:** AISC was US$1,791, 2% mostly stable compared to Q2 2025, due to the increased lease expenses.
- **Borborema:** AISC was US$1,237/GEO in line with the Company's expectations for this stage of Borborema.

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NASDAQ: AUGO | B3:AURA33 www.auraminerals.com On track for 2025 Guidance: Production, CC and on track to meet Annual Guidance 8 2025 Production, Cash Cost, AISC and Capex guidance vs. Actuals & 2025 Guidance 144 - 169 244 984 1,290 144 - 169 Production guidance Aura Consolidated thousand GEO 1,4 Cash cost 2, 4 per GEO 1 sold guidance Aura Consolidated $/ GEO AISC 3, 4 per GEO 1 sold guidance Aura Consolidated $/ GEO Capex guidance Aura Consolidated (not including new projects 5 ) $ million 1. Gold equivalent ounces, or GEO, is calculated by converting the production of silver and copper into gold using a ratio be twe en the prices of these metals and gold. The prices used to calculate it at such proportions are based on the weighted average pr ice of each of the metals obtained from sales at the Aranzazu Complex during the relevant period or projected for 2025 according to marke t c onsensus projections 2. This refers to cash operating costs per gold equivalent ounce sold 3. This refers to all in sustaining cost per gold equivalent ounce sold 4. It is a non - IFRS measure. See applicable reconciliation to IFRS in our earnings release report accompanying our financial sta tements filed from time to time on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov 5. Not including the development of Matupa or other expansionary projects in the 2025 Expansion Capex; if the Company’s Board of Directors approves new investments, the C ompany will inform the market and update is Expansion Capex guidance for 2025. 984 34 11 89 9M 2025 A 99 - 106 10 - 13 40 - 47 2025 Guidance New projects + Expansion Exploration Sustaining 134 149 - 167 266 1,374 1,078 9M 2025 A 9M 2025 at Guidance metal prices 2025 Guidance 1,133 1,086 1,191 9M 2025 A 9M 2025 at Guidance metal prices 2025 Guidance 1,492 1,374 1,078 198 266 300 1,396 1,373 Lower end of the guidance range Upper end of the guidance range 204 9M 2025 A 9M 2025 at Guidance metal prices 2025 Guidance

NASDAQ: AUGO | B3:AURA33 www.auraminerals.com Aura’s ADTV has increased several times in the past few months, reaching close to USD 30 MM so far in October/2025 9 Source: Bloomberg, retrieved on October 30 th , 2025

NASDAQ: AUGO | B3:AURA33 www.auraminerals.com Borborema 10 • Construction completed on Budget and on Time and with no LTI • First Gold Pour Produced in June • Production totaled 10,219 GEO in the Q3 2025 • Commercial production was achieved in the Q3 2025 as planned • Project completed in just 19 months with zero lost time incidents • Demonstrates Aura’s focus on simple, scalable, and efficient operations • Strong ESG profile: uses renewable energy and 100% of external water from grey water from local municipality • New Investments potential from future reserve growth , tied to planned road relocation

Third Quarter and Nine Months 2025 Results Financial Results

NASDAQ: AUGO| B3:AURA33 www.auraminerals.com 12 Fif th consecutive record - high Adjusted EBITDA of US $152 million and Net Debt was US$ 64 million at the end of Q3 2025 Consolidated Financials – Summary page Net Revenues in US$ million Adjusted EBITDA 1 in US$ million Net Income in US$ million Cash and Net Debt 1 in US$ million LTM Adjusted Ebitda LTM Net Income Cash Net Debt LTM Net Revenue 35 Adjusted Net Income: 25 Mostly non cash losses related to gold hedges MTM ND / LTM EBITDA 0.8 0.6 0.7 0.9 27 1. This is a non - IFRS measure. See applicable reconciliation to IFRS in our earning release report accompanying our financial st atements filed from time to time on SEDAR at www.sedar.com and EDGAR at www.sec.gov Q3 2024 Q4 2024 Q1 2025 Q3 2024 Q4 2024 Q1 2025 - 12 16 - 73 8 6 - 53 - 31 - 95 - 61 - 44 Q3 2024 Q4 2024 Q1 2025 144 187 272 280 64 196 270 198 168 351 Q3 2024 Q4 2024 Q2 2025 Q2 2025 Q2 2025 0.15 37 Q2 2025 Q1 2025 Q3 2025 156.0 172.0 162.0 189.0 248.0 547 549 624 679 772.0 78 79 81 106 152 228 267 295 344 419 Q3 2025 Q3 2025 Including US$ 200 million net proceeds from Nasdaq IPO 69 Q3 2025

NASDAQ: AUGO| B3:AURA33 www.auraminerals.com 13 Adjusted EBITDA of US$ 152 million, with strong financial performance in all business units 1. 1. This is a non - IFRS measure. See applicable reconciliation to IFRS in our earnings release report accompanying our financial s tatements filed from time to time on sedar + at www.sedarplus.ca and EDGAR at www.sec.gov Adjusted EBITDA 1 to Net Income Q3 2025 US$ m illion Adjusted EBITDA Amortization & Depletion Financial Expenses Income tax expense Other Net Income MTM losses with gold derivatives Foreign Exchange (gain) loss Deffered Taxes over non - monetary items Adjusted Net Income 152 Adjusted EBITDA (15) Depreciation and amortization (103) Financial expense (28) Income tax expense (1) Other income expenses Net income 75 Unrealized gain (loss) on derivative transactions 0 .4 Foreign exchange (12) Deferred taxes over non monetary items Adjusted net income 6 69 Non - cash impact • Aranzazu: 39.6 • Minosa: 35.5 • Almas: 34.5 • Borborema : 25.1 • Apoena: 20.7 • Corporate and projects: (3.4) • Non - cash losses related to gold hedges: US$(75.2) • Realized losses with gold hedges: US$ (17.1)

NASDAQ: AUGO| B3:AURA33 www.auraminerals.com 14 Strong cashflows from operations, combined with net proceeds from Nasdaq IPO Change in Cash position¹ – Q3 2025 (Managerial view) US$ million Investment for growth (19) 1. 1. This is a non - IFRS measure. See applicable reconciliation to IFRS in our earnings release report accompanying our financial s tatements filed from time to time on sedar + at www.sedarplus.ca and EDGAR at www.sec.gov (15) Expansion CAPEX 223 (10) Interest Paid (net of swap derivatives) (34) Proceeds from Debt / Repayments (28) Dividends 200 (26) 168 (1) FX on cash & equivalents and others 351 Cash and Equivalents, September 30, 2025 Cash and Equivalents, June 30, 2025 Net proceeds from IPO 152 Adjusted EBITDA 2 Exploration Expense (14) Adjusted CAPEX Changes in WC and others (18) Income Taxes paid (5) Lease Payments (17) Realized losses w/ gold hedges 243 Subtotal Subtotal (2) Exploration Expenses (2) 168 243 223 351 Exploration CAPEX in Projects +75

Contact: Investor Relations – Natasha Utescher natasha.utescher@auraminerals.com www.auraminerals.com

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